Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

June 26, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, DC 20549

Re:	Silver Pegasus Acquisition Corp. Amendment No.2 to Registration Statement on Form S-1 Filed June 20, 2025 File No. 333-284395

Attention: Howard Efron, Jennifer Monick, Pearlyne Paulemon and Pam Howell

On behalf of our client, Silver Pegasus Acquisition Corp., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the responses to the comments contained in the Staff’s letter dated June 25, 2025 on the Company’s registration statement on Form S-1/A2 filed on June 20, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its amendment to the Registration Statement on Form S-1/A3 (the “Amendment”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the responses. We have included page references in the Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment. In addition to addressing the Staff’s comments, the Amendment has been updated to include additional founder shares issued to the Sponsor.

Amended Registration Statement on Form S-1 filed June 20, 2025

Cover Page

1.	We note the table on the cover page reflecting the number of shares that could be issued per Class B-2 warrant at different market prices. Please reconcile such information with the formula provided. It would appear that the number of shares that could be issued at the market prices provided are all fractions of a share. Please also clarify the market price below which it would be beneficial to class B-2 warrant holders to elect to exchange the warrants as opposed to exercise the warrants at the $11.50 price point.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and page 174 of the Amendment.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Should you have any questions about the responses contained herein, please contact me by telephone at (212) 407-4043 (office) or via email at jaryeh@loeb.com.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

Cc:	Giovanni Caruso